UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  March 21, 2018

GENER8 MARITIME, INC.

(Exact Name of Registrant as Specified in Charter)

Republic of the Marshall Islands	001-34228	66 071 6485
(State or Other Jurisdiction	(Commission File Number)	(I.R.S. Employer
of Incorporation)		Identification No.)

299 Park Avenue
2nd Floor
New York, NY	10171
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:  (212) 763-5600

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.02                                           Termination of a Material Definitive Agreement.

On March 21, 2018, Gener8 Maritime, Inc. (the “Company”) delivered notices, on behalf of the relevant ship owning subsidiaries, to VL8 Pool Inc. (“VL8 Pool”) of the termination of certain pool agreements dated June 11, 2015 between the Company and the VL8 Pool (the “VL8 Pool Agreements”), and the withdrawal of the related vessels (the “VL8 Vessels”) from the commercial crude tanker pool operated by VL8 Pool (the “VL8 Withdrawal”). The notices to VL8 Pool were with respect to the following vessels - Gener8 Atlas, Gener8 Hercules, Gener8 Athena, Gener8 Strength, Gener8 Apollo, Gener8 Supreme, Gener8 Ares, Gener8 Hera, Gener8 Success, Gener8 Nautilus, Gener8 Andriotis, Gener8 Constantine, Gener8 Perseus, Gener8 Macedon, Gener8 Chiotis, Gener8 Oceanus, Gener8 Miltiades, Gener8 Hector and Gener8 Ethos.

On March 21, 2018, the Company delivered a notice to VL8 Pool, on behalf of the relevant ship owning subsidiary, of the termination of the pool agreement dated September 3, 2015 between the Company and VL8 Pool (the “Neptune Agreement”) and the withdrawal of the Gener8 Neptune from the commercial crude tanker pool operated by VL8 Pool (the “Neptune Withdrawal”).

On March 21, 2018, the Company delivered notices, on behalf of the relevant ship owning subsidiaries, to V8 Pool Inc. (“V8 Pool”, and together with VL8 Pool, the “Pool Managers”) of the termination of the pool agreements dated June 11, 2015 between the Company and V8 Pool (the “V8 Pool Agreements”, and together with the VL8 Pool Agreements and the Neptune Agreement, the “Pool Agreements”), and the withdrawal of the related vessels (the “V8 Vessels”, and together with the VL8 Vessels and the Gener8 Neptune, the “Vessels”) from the commercial crude tanker pools operated by V8 Pool (the “V8 Withdrawal”, and together with the VL8 Withdrawal and the Neptune Withdrawal, the “Withdrawal”). The notices to V8 Pool were with respect to the following vessels - Gener8 Spartiate, Gener8 Maniate, Gener8 St. Nikolas, Gener8 George T, Gener8 Kara G and Gener8 Harriet G.

The termination of the Pool Agreements is effective 90 days following notice, subject to the applicable Pool Manager’s option to reduce or extend such period by 30 days and the fulfilment of any employment contracts entered into by the applicable Pool Manager in respect of the Vessels.

Under the Pool Agreements, the Pool Managers act as the time charterer of the pool vessels and enter the pool vessels into employment contracts such as voyage charters. The Pool Managers allocate the revenue of applicable pool vessels between all the pool participants based on pool results and a pre-determined allocation method.

The Pool Managers are subsidiaries of Navig8 Limited, the indirect beneficial owner of over 4% of the Company’s outstanding common shares. Nicolas Busch, a member of the Company’s board of directors, is a director and beneficial owner of Navig8 Limited.

On March 21, 2018, prior to the Company’s delivery of the notices to the Pool Managers, the Company and Euronav NV entered into a consent and waiver, pursuant to which Euronav NV (i) irrevocably consented to the delivery of the notices of termination and the Withdrawal under the Agreement and Plan of Merger, dated as of December 20, 2017, between the Company, Euronav NV and Euronav MI, Inc. (the “Merger Agreement”) and (ii) irrevocably waived the Company’s compliance with all provisions of the Merger Agreement that would be breached by or prohibit the delivery of the notices of termination, the Withdrawal or any adverse effect on the Company or the transactions contemplated by the Merger Agreement as a result of such delivery or the Withdrawal.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Gener8 Maritime, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENER8 MARITIME, INC.

/s/ Leonard J. Vrondissis
Leonard J. Vrondissis
Chief Financial Officer, Secretary and Executive Vice President

DATE: March 26, 2018